FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 18, 2004	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: February 18, 2004

Form 6-K Exhibit Index

Exhibit No.

1.	News release dated February 18, 2004 referenced as: “EnCana sells Petrovera Resources interest for approximately US$285 million"

EnCana sells Petrovera Resources
interest for approximately US$285 million

CALGARY, Alberta (February 18, 2004) – EnCana Corporation (TSX, NYSE: ECA) has sold its 53.3 percent interest in Petrovera Resources to Canadian Natural Resources Limited for approximately US$285 (C$374) million before working capital adjustments. In order to facilitate the transaction, EnCana purchased the 46.7 percent interest of its partner, ConocoPhillips Canada, and then sold the 100 percent interest in Petrovera to Canadian Natural for a total of approximately US$535 (C$701) million before working capital adjustments. Petrovera is an Alberta partnership that produces heavy oil in Western Canada. EnCana’s share of Petrovera’s 2003 production represents about 20,000 barrels of oil equivalent per day on an after royalties basis.

“This is another step forward in the sharpening of our focus on resource plays – large, low unit cost unconventional natural gas and oil reservoirs that deliver sustainable, long-life reserves and production growth. Our core North American asset base contains large, high working interest land positions where we are able to apply our core competencies, built up over many years, to achieve low unit costs and superior return on investment. Our Petrovera interest was non-operated and among our higher operating cost properties,” said Randy Eresman, EnCana’s Chief Operating Officer.

EnCana’s heavy oil strategy is focused on enhanced recovery projects at Suffield and Pelican Lake, plus being a low cost in-situ oilsands producer using steam-assisted gravity drainage technology at the company’s 100 percent owned Foster Creek and Christina Lake oilsands projects.

“As previously stated, our 2004 plans call for the divestment of approximately 25,000 barrels of oil equivalent per day, after royalties, of primarily conventional heavy oil production in Western Canada. The Petrovera sale represents a substantial portion of that objective. This divestiture was previously reflected in the company’s 2004 sales guidance,” said Eresman.

The sale of EnCana’s interest in Petrovera is subject to typical post-closing adjustments. The transaction has an effective date of January 2, 2004 and closed today, February 18, 2004. EnCana plans to use the proceeds of the sale for repayment of current bank and commercial paper indebtedness.

FirstEnergy Capital Corp. served as a financial advisor to EnCana on the transaction.

EnCana updates guidance
The company confirmed its gas sales target for 2004 of 2.7 billion to 2.85 billion cubic feet per day. EnCana issued updated guidance which calls for higher oil and natural gas liquids production, now estimated in the range of 240,000 to 260,000 barrels per day after divestments, principally as a result of strong performance at Ecuador, Western Canada and a minor acquisition in the U.K. The updated guidance is posted on EnCana’s Web site: www.encana.com.

EnCana Corporation
With an enterprise value of approximately US$24 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer

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and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic performance; the term, predictability, sustainability of potential production and potential production growth from EnCana’s resource plays; the recoverability of oil and gas from such resource plays; the anticipated success of EnCana’s steam-assisted gravity drainage projects; 2004 plans for divestment; anticipated sustainable reserves and production growth; EnCana’s internal projections, gas sales targets; expectations or beliefs concerning future operating results, and various components thereof; anticipated sales and production of oil and natural gas in 2004, including sales and production guidance; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

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FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Greg Kist
Manager, Investor Relations
(403) 645-4737
Tracy Weeks
Manager, Investor Relations
(403) 645-2007	Alan Boras Manager, Media Relations (403) 645-4747

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